Exhibit 99.1

Dragon Victory International Limited Announces Strategic Cooperation

Framework Agreement with China Zhejiang Communication Center for a Global Marketing Campaign

HANGZHOU, China, October 31, 2017 -- Dragon Victory International Limited (NASDAQ: LYL or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that the Company has entered into a Strategic Cooperation Framework Agreement (the "Agreement") with China Zhejiang Communication Center (“CZCC”), an operational management entity to China Internet Information Center, which operates www.china.org.cn, a leading web portal authorized by the PRC central government, for a global marketing campaign intended to improve LYL’s brand awareness.

The parties executed the Agreement to actively promote the brand of LYL on the international level. The two parties will give full play to their respective advantages, and extensively collaborate in various areas such as market research, event planning, and marketing campaign, with the intended purpose of drawing attention from global audience to crowdfunding industry and promote LYL's brand awareness internationally.

Pursuant to the Agreement, CZCC will serve as the marketing and public relations advisor of LYL, utilizing the competitive advantages of publicity resources of www.china.org.cn. Also, CZCC will provide LYL with relevant support in market analysis and public opinion report, which will help LYL improve its business development plan accordingly. The two parties also agree to build an online platform for promotional services and brand improvement, plan and organize investment-related forum, training and other activities as well as deepen cooperation in creative planning and product development for the public. The resources and financial support needed for the collaboration will be provided by both parties.

Mr. Xiaohua Gu, Chief Financial Officer of the Company, commented, “We are very delighted to have the opportunity to collaborate with China Internet Information Center on multiple aspects, which has been made possible through our CEO, Mr. Jianjun Sun’s introduction.”

Mr. Jianjun Sun, Chairman and Chief Executive Officer of the Company, further commented, “We are very pleased to become a strategic partner of www.china.org.cn, one of China's premier web portal companies. We forged a strategic cooperation agreement with the industry leader of PRC marketing, which we will apply our complementary strengths poised to benefit entrepreneurs and investors on our crowdfunding platform. This cooperation is a positive reinforcement of LYL's credibility and unique position within the crowdfunding industry. Looking forward, we believe this partnership will accelerate our progress in becoming a global FinTech industry player and also enhance our competitiveness as our services would reach more customers both in China and overseas.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com.

About China.org.cn

Incorporated in 2000, China Internet Information Center, operating www.china.org.cn,is a leading, authorized government portal site to China. It is published under the auspices of the State Council Information Office and the China International Publishing Group in Beijing, led by the Office of Central Leading Group of Cyberspace Affairs. www.china.org.cn releases 24-hour news in 10 different languages and 11 different text versions. The website sees visitors from over200 countries and regions, which makes www.china.org.cn the leading domestic and international national multi-language external communication platform. Currently, the website has a daily user base of 150 million people, of which 40% is from outside of the PRC. More information is available at www.china.org.cn.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333